May 5, 2008
VIA FAX AT (202) 772-9368
Laura Nicholson	AND VIA EDGAR
Division of Corporation Finance
United States
Securities and Exchange Commission
Mail Stop 7010
100 F. Street N.E.
Washington DC 20549
Telephone Number: (202) 551-3584
Fax Number: (202)772-9368

Re:	Velocity Oil & Gas, Inc.
Amended Registration Statement on Form S-1
Submitted May 1, 2008
File No. 333-146405

Dear Ms. Nicholson,

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. Eastern Standard Time, Wednesday, May 7, 2008, or as soon thereafter as practicable.

Additionally, Velocity Oil & Gas, Inc. (the "Company") acknowledges that:

o	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, The Loev Law Firm, PC, at (713) 524-4110.

Sincerely Yours

/s/ Frank A. Jacobs

Frank A. Jacobs
President & CEO

CC: David M. Loev – The Loev Law Firm, PC